FORM 4
                                             _________________________________
                                             |          OMB APPROVAL         |
[ ] Check this box if no longer subject      _________________________________
    to Section 16. Form 4 or Form 5          | OMB Number: 3235-0287         |
    obligations may continue.  See           | Expires: September 30, 1998   |
    Instruction (b).                         | Estimated average burden      |
                                             | hours per response.......0.5  |
                                             _________________________________


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
-------------------------------------------------------------------------------
1. Name and Address of Reporting Person*

   Ehrlich            Burtt              R.
-----------------------------------------------------
   (Last)            (First)            (Middle)

   20 Brynwood Lane
-----------------------------------------------------
                     (Street)

   Greenwich               CT           06831
-----------------------------------------------------
   (City)               (State)         (Zip)

-------------------------------------------------------------------------------
2. Issuer Name and Ticker or Trading Symbol

   Langer, Inc. (GAIT) f/k/a The Langer Biomechanics Group, Inc.

-------------------------------------------------------------------------------
3. IRS or Social Security Number of Reporting Person (Voluntary)


-------------------------------------------------------------------------------
4. Statement for Month/Year

   July, 2001

-------------------------------------------------------------------------------
5. If Amendment, Date of Original (Month/Year)



-------------------------------------------------------------------------------
6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [X] Director                             [ ] 10% Owner
   [ ] Officer (give title below)           [ ] Other (specify below)


   --------------------------------------------------

-------------------------------------------------------------------------------
7. Individual or Joint/Group Filing (Check Applicable Line)

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

-------------------------------------------------------------------------------

                        TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                 5. Amount of    6. Owner-
                                                                                    Securities      ship
                       2. Trans-     3. Trans-     4. Securities Acquired (A)       Beneficially    Form:
                          action        action        or Disposed of (D)            Owned at        (D) Direct     7. Nature of
                          Date          Code                                        End of          or                Indirect
1. Title of Security      (Month/    (Instr. 8)    --------------------------       Month           (I) Indirect      Beneficial
   (Instr. 3)             Day/       ----------    Amount    (A) or     Price       (Instr.         (Instr.           Ownership
                          Year)      Code    V               (D)                    3 and 4)          4)              (Instr. 4)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
 Common Stock, $0.02                                                                 86,574            D
 par value per share
-----------------------------------------------------------------------------------------------------------------------------------
 Common Stock, $0.02                                                                 31,500            I        By trust f/b/o
 par value per share                                                                                            David Ehrlich (1)
-----------------------------------------------------------------------------------------------------------------------------------
 Common Stock, $0.02                                                                 13,500            I        By trust f/b/o
 par value per share                                                                                            Julie Ehrlich (1)
-----------------------------------------------------------------------------------------------------------------------------------
 Common Stock, $0.02     7/25/01      P            1,000        A       $4.00                          I        By UTMA trust f/b/o
 par value per share                                                                                            David Ehrlich (1)
-----------------------------------------------------------------------------------------------------------------------------------
 Common Stock, $0.02     7/26/01      P              900                $4.05        12,900            I        By UTMA trust f/b/o
 par value per share                                            A                                               David Ehrlich (1)
-----------------------------------------------------------------------------------------------------------------------------------
 Common Stock, $0.02     7/19/01      P            1,000        A       $4.00                          I        By UTMA trust f/b/o
 par value per share                                                                                            Julie Ehrlich (1)
-----------------------------------------------------------------------------------------------------------------------------------
 Common Stock, $0.02     7/26/01      P                                 $4.05        19,900            I        By UTMA trust f/b/o
 par value per share                                 900        A                                               Julie Ehrlich (1)
-----------------------------------------------------------------------------------------------------------------------------------


                           TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                    (e.g, puts, calls, warrants, options, convertible securities)
-----------------------------------------------------------------------------------------------------------------------------------
    1.         2.        3.       4.        5.            6.               7.              8.      9.         10.        11.
-----------------------------------------------------------------------------------------------------------------------------------
                                                                           Title and                           Ownership
                                            Number of     Date Exer-       Amount of                           Form of
                                            Derivative    cisable and      Underlying              Number of   Deriv-
                                            Securities    Expiration       Securities      Price   Derivative  ative
               Conver-            Trans-    Acquired (A)  Date (Month/     (Instr. 3       of      Securities  Security:
               sion or   Trans-   action    or Disposed    Day/Year)        and 4)         Deriv-  Benefi-     Direct
               Exercise  action   Code      of (D)        --------------  --------------   ative   cially      (D) or    Nature of
Title of       Price of  Date     (Instr.   (Instr. 3,    Date                    Amount   Secur-  Owned at    Indirect  Indirect
Derivative     Deriv-    (Month/   8)        4, and 5)    Exer-    Expir-         or Num-  ity     End of      (I)       Beneficial
Security       ative      Day/    --------  ----------    cis-     ation          ber of   (Instr. Month       (Instr.   Ownership
(Instr. 3)     Security   Year)   Code  V   (A)   (D)     able     Date   Title   Shares    5)     (Instr. 4)   4)       (Instr. 4)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Stock Options   $1.525                                     (2)    2/13/11  Common  30,000            30,000        D
(Right to Buy)                                                             Stock
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

EXPLANATION OF RESPONSES:
     (1) Represents part of 77,800 shares of the issuer's common stock held in trust for Burtt Ehrlich's children. The reporting person disclaims beneficial ownership of these securities and this report shall not be deemed an admission that the reporting person is the beneficial owner of these securities for the purposes of Section 16 of the Securities Exchange Act of 1934 or otherwise.
     (2) Presently exercisable.


                        /s/ Burtt R. Ehrlich                  August 9, 2001
              ----------------------------------------     --------------------
              ** Signature of Reporting Person                    Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


                                       2